INTERNATIONAL GEMINI TECHNOLOGY INC.
#208 — 828 Harbourside Drive,
North Vancouver, British Columbia V7P 3R9
Telephone: (604) 904-8481 Facsimile: (604) 904-9431

NOTICE

Attached are the unaudited interim financial statements of International Gemini Technology Inc.
(the “Corporation”) for the period ended June 30, 2005. The Corporation’s auditor has not reviewed the attached financial statements.

INTERNATIONAL GEMINI TECHNOLOGY INC.

“signed”
Douglas E. Ford
Director

September 13, 2005

INTERNATIONAL GEMINI TECHNOLOGY INC.
Consolidated Balance Sheet
Prepared by management (unaudited)

	June 30, 2005	December 31, 2004
ASSETS
Current assets
Cash	$176,662	$1,472
Accounts receivable	45,000	52,398
Investments	—	—

	$221,662	$53,870

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$31,033	$56,897

Shareholders’ equity
Share capital - common	$12,894,609	$12,660,559
Share capital - preferred	604,724	604,724
Contributed surplus	53,344	53,344
Deficit	(13,362,048)	(13,321,654)

	190,629	(3,027)
	$221,662	$53,870

Approved by the Directors:
“Signed”

Martin Schultz
“Signed”

Douglas E. Ford

INTERNATIONAL GEMINI TECHNOLOGY INC.
Consolidated Statement of Income and Deficit
Prepared by management (unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
Revenue
Interest Income	$0	$0	$90	$0
Expenses
General and administrative	33,432	7,467	40,484	13,038

Income (loss) for the period	(33,432)	(7,467)	(40,394)	(13,038)

Deficit, beginning of period	(13,328,616)	(13,287,483)	(13,321,654)	(13,281,912)

Deficit, end of period	$(13,362,048)	$(13,294,950)	$(13,362,048)	$(13,294,950)

Earnings per share	0	0	0	0

Fully diluted earnings per share	0	0	0	0

INTERNATIONAL GEMINI TECHNOLOGY INC.
Consolidated Statement of Cash Flow
Prepared by management (unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
Operating Activities
Net income for period	$(33,432)	$(7,467)	$(40,394)	$(13,038)
Deduct items not involving a current cash receipt
Changes in non-cash working capital balances	(25,776)	(7,454)	(18,466)	11,474

Sale of Common Shares	234,050	0	234,050	—
Net cash increase (decrease) in period	174,842	(13)	175,190	(1,564)

Cash position, beginning of period	1,820	408	1,472	1959

Cash position, end of period	$176,662	$395	$176,662	$395

INTERNATIONAL GEMINI TECHNOLOGY INC.
Notes to the Financial Statements
June 30, 2005

1. Continuing Operations

The Company has incurred substantial losses to date and additional losses are anticipated in future business acquisition and development. These financial statements are prepared on a going concern basis which implies the Company will continue to realize the carrying value of its assets and discharge its liabilities in the normal course of business. The financial statements do not reflect any adjustments to the carrying value of assets or liabilities that would be necessary should the Company be unable to operate as a going concern. The Company’s ability to continue as a going concern is subject to obtaining financing, acquiring or establishing business operations and ultimately on achieving profitable operations. (refer to Note 6)

2.	Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with those in the United States.

3.	Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments due to the short term to maturity. The fair value of these financial instruments approximate their carrying values.

The maximum credit risk exposure for all financial assets is the carrying value of these assets.

4. Related Party Transactions

During the six-month period ended June 30, 2005, a company in which a director has an interest charged the Company $12,000 (2004: $12000, 2003: $12,000) for rent and management fees. The unpaid portion of these amounts, plus additional advances and other amounts due to directors, aggregating $15,633 (2004: $24,080, 2003: $100,562) is included in accounts payable and accrued liabilities at June 30, 2005.

5.	Share Capital

a)	The authorized capital of the Company comprises 100,000,000 Common shares without par value and 100,000,000 Series 1 Convertible Preferred shares without par value. The rights and restrictions of the Preferred shares are as follows:

i)	dividends shall be paid at the discretion of the directors;

ii)	the holders of the Preferred shares are not entitled to vote except at meetings of the holders of the Preferred shares, where they are entitled to one vote for each Preferred Share held;

iii)	the shares are convertible at any time; and

iv)	the number of the Common shares to be received on conversion of the Preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $0.45.

INTERNATIONAL GEMINI TECHNOLOGY INC.
Notes to the Financial Statements (cont’d)
June 30, 2005

b) The share capital is as follows:

i) Common shares

	June 30, 2005		June 30, 2004
	Shares	$	Shares	$
Balance, beginning of period	8,323,119	12,660,559	8,323,119	12,660,559
Issued for cash during the period	1,560,333	234,050	—	—

Balance, end of period	9,883,452	12,894,609	8,323,119	12,660,559

ii) Preferred shares

	June 30, 2005		June 30, 2004
	Shares	$	Shares	$
Balance, end of period	604,724	604,724	604,724	604,724

c)	The Company has arranged a non-brokered private placement to provide working capital to the Company. The Company will issue up to 2 million units at $0.15 per unit with each unit comprised of one common share and one warrant. Each warrant will entitle the holder to purchase one common share of Gemini for a term of 24 months, at a price of 18 cents per share. If the common shares of Gemini, at any time after six months after the closing date of the private placement, trade on a recognized stock exchange at a price of $0.50 per share or greater for 10 consecutive trading days, then Gemini can provide notice to the holders of the warrants and the warrants will expire 30 days after the notice is given. To date the Company has issued 1,560,333 units and raised $234,050 in connection with this financing. During the period nil preferred shares were issued;

d)	Nil stock options are outstanding.

6.	Investments

The Company entered into a subscription agreement to invest $200,000 into Outback Capital Inc. (dba “Pinefalls Gold”) a private Alberta company with certain directors and principal shareholders in common with the Company. Pinefalls Gold is an exploration company with mining claims located in the area of Bissett, Manitoba. The Company will invest $200,000 in exchange for 4 million units at $0.05 per unit with each unit comprised of one common share and one warrant to purchase an additional common share at $0.075 for a period of two years. Prior to exercising the warrants the Company will own approximately 37% of the common shares of Pinefalls Gold.

In addition, the Company entered into an option agreement with one of the principal shareholders of Pinefalls Gold, a director of the Company, which entitles the Company to acquire a further 3 million common shares of Pinefalls Gold in exchange for one million common shares of the Company. The option is exercisable at the Company’s discretion and it expires on March 31, 2006.

In the event that the Company exercises both the warrants and the option, the Company would own approximately 65% of the common shares of Pinefalls Gold.

INTERNATIONAL GEMINI TECHNOLOGY INC.
Notes to the Financial Statements (cont’d)
June 30, 2005

The Company has arranged a non-brokered private placement to provide working capital to the Company. The Company will issue up to 2 million units at $0.15 per unit with each unit comprised of one common share and one warrant. Each warrant will entitle the holder to purchase one common share for a period of 24 months at $0.18 per share. To date the Company has issued 1,560,333 units and raised $234,050 in connection with this financing.

7. Directors & Officers

Edward Dolejsi, President & Director

Edward D. Ford, Vice-President & Director

Martin Schultz, Secretary & Director

John D. Stanton, Director

Douglas E. Ford, Director